                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               RENT-A-CENTER, INC.
                       (Name of Subject Company (Issuer))

                          RENT-A-CENTER, INC. (ISSUER)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   76009N 10 0
                      (CUSIP Number of Class of Securities)


                                 MARK E. SPEESE
                             CHAIRMAN OF THE BOARD
                                      AND
                            CHIEF EXECUTIVE OFFICER
                              5700 TENNYSON PARKWAY
                                   THIRD FLOOR
                               PLANO, TEXAS 75024
                            TELEPHONE: (972) 801-1100
                 (Name, Address and Telephone Numbers of Person
                        Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy to:
                             THOMAS W. HUGHES, ESQ.
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                             5400 RENAISSANCE TOWER
                               DALLAS, TEXAS 75270
                            TELEPHONE: (214) 745-5201

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                  N/A*                                    N/A*
--------------------------------------------------------------------------------

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:   _____  Filing Party: ______

                           Form of Registration No.: _____  Date Filed:   ______

         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         [ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [ ]      third-party tender offer subject to Rule 14d-1.

                  [X]      issuer tender offer subject to Rule 13e-4.

                  [ ]      going-private transaction subject to Rule 13e-3.

                  [ ]      amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

         This Tender Offer Statement on Schedule TO is filed by Rent-A-Center, Inc., a Delaware corporation. This Schedule TO relates to preliminary communications regarding Rent-A-Center's planned tender offer to purchase up to 2,200,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, at a price not greater than $66.00 nor less than $60.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) under the Securities Exchange Act of 1934, as amended.

         On April 25, 2003, Rent-A-Center issued two press releases containing information about its intention to commence a modified "Dutch Auction" tender offer to purchase up to 2,200,000 shares of its outstanding common stock. A copy of the press releases is attached hereto as Exhibits (a)(5)(i) and (a)(5)(ii), respectively.

Item 12. Exhibits.

(a)(5)(i) Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plan to Refinance Its Senior Debt and Repurchase Shares.

(a)(5)(ii) Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces
           Plans to Conduct Modifed Dutch Auction Tender Offer.

         THIS SCHEDULE TO IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF RENT-A-CENTER'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY RENT-A-CENTER'S COMMON STOCK WILL BE MADE ONLY PURSUANT TO THE TENDER OFFER DOCUMENTS, INCLUDING THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL THAT THE COMPANY WILL BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT WILL BE FILED BY RENT-A-CENTER WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT www.sec.gov OR FROM RENT-A-CENTER. STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
-------       -----------

(a)(5)(i)*    Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces
              Plan to Refinance Its Senior Debt and Repurchase Shares.

(a)(5)(ii)*   Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces
              Plans to Conduct Modifed Dutch Auction Tender Offer.

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* Filed herewith.


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